Filed by Comcast Corporation Pursuant to
                                        Rule 425 under the Securities Act of
                                        1933 and deemed filed pursuant to Rule
                                        14a-12 under the Securities Exchange Act of 1934

                                        Subject Company: AT&T Corp.
                                        Commission File No. 1-1105

                                        Date: July 9, 2001


     The following presentation was used by Comcast at its analyst meeting:


Comcast and AT&T Broadband:
Creating the New Broadband Leader



July 9, 2001

Safe Harbor
Caution Concerning Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and AT&T Broadband may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) Comcast's ability to expand its distribution; (12) changes in labor, programming, equipment and capital costs; (13) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission.

                                Brian L. Roberts
                         President, Comcast Corporation

Terms of the Proposed Transaction

o    Merger between Comcast and AT&T Broadband

o Values AT&T Broadband at $58 billion, including assumed debt of $13.5 billion

     o Prepared to acquire AT&T's interests in TWE, Cablevision and Rainbow Media by assuming more debt and issuing more equity to reflect their values

o AT&T shareholders will own a majority of the economic and voting interests in NewCo

     o    Comcast will issue 1.0525 billion shares

o    Tax free to AT&T and all AT&T shareholders

AT&T Shareholders:
         A Better Alternative... Now!

     o    Delivers a premium value for AT&T's broadband assets

          o $12.60 of value per AT&T share; which represents 75% of AT&T's per share market price(1)

     o Provides additional upside from significant cost savings and synergy opportunities

     o Eliminates risks, costs and uncertainties inherent in creating a broadband tracking stock

     o    Consistent with goals of AT&T's existing restructuring plan


(1) AT&T's per share market price based on AT&T when-issued closing price of $16.80 as of 7/06/01

Creating the New Broadband Leader

Benefits to Comcast and AT&T shareholders:

o    The largest broadband company

o    Powerful platform for growth

     o    Opportunity to launch new products and build new programming assets

o    Significant ongoing cost savings and synergies

o    Industry leading management team with proven integration success

o    Financially strong with solid investment grade balance sheet

o Creates one of the world's leading media, content and distribution platforms

                         The Largest Broadband Company


                        Twice the revenues of the next
                              largest competitor


         [Cluster Chart detailing 2001E Cable Revenue* by corporation:

                NewCo                           14.9 ($Bn)
                Time Warner Cable                7.0 ($Bn)
                DirectTV                         5.7 ($Bn)
                Charter                          4.1 ($Bn)
                Cox                              3.9 ($Bn)
                EchoStar                         3.9 ($Bn)
                Adelphia                         3.2 ($Bn)
                Cablevision                      2.1 ($Bn)]


* Statistics include video, residential telephony and high speed data businesses. Source: Wall Street estimates

                         The Largest Broadband Company


                       Nearly twice as many subscribers
                        as the next largest competitor


          [Cluster Chart detailing 2001E Subscribers* by corporation:

                NewCo                           21.9 (MM)
                Time Warner Cable               11.3 (MM)
                DirectTV                        10.6 (MM)
                Charter                          7.0 (MM)
                Cox                              7.0 (MM)
                EchoStar                         6.3 (MM)
                Adelphia                         5.9 (MM)
                Cablevision                      3.0 (MM)]


*Source: Wall Street estimates

                          Powerful National Presence

o    Present in 41 states

o    85% of subscribers in top 50 DMAs


[Chart of the continental United States indicating national presence of NewCo.]



Source: Company data and 2001 Cable TV Fact Book

                        Powerful Major Market Presence


                              Top 20 DMAs                   NewCo Subs in 000's
                              -------------------------------------------------
                              1.   New York, NY                             670
                              2.   Los Angeles, CA                          530
o    Leader in 8 of top       3.   Chicago, IL                            1,750
     10 DMAs                  4.   Philadelphia, PA                       1,790
                              5.   San Francisco-Oakland-San Jose, CA     1,830
o    70% of NewCo             6.   Boston, MA                             1,680
     subscribers in top       7.   Dallas-Fort Worth, TX                    560
     20 DMAs                  8.   Washington, DC                           860
                              9.   Detroit, MI                              830
o    Greater than 45%         10.  Atlanta, GA                              680
     market share in 14       11.  Houston, TX                               --
     of the top 20 DMAs       12.  Seattle-Tacoma, WA                       960
                              13.  Tampa/St. Petersburg-Sarasota, FL        210
                              14.  Minneapolis-St. Paul, MN                 340
                              15.  Cleveland, OH                             90
                              16.  Miami/Ft Lauderdale, FL                  780
                              17.  Phoenix, AZ                               --
                              18.  Denver, CO                               620
                              19.  Sacramento-Stockton-Modesto, CA          550
                              20.  Pittsburgh, PA                           620


Source: Wall Street estimates, Cable Fact Book, Company figures

                         Powerful Platform for Growth

                          Benefits of scale and scope:


o    Develop new programming content

o    Deploy new products and services, including next generation telephony

o    Establishes national advertising platform

o    New Internet opportunities

o    Growth and value creation from operating efficiencies

                                Stephen B. Burke
                                   President
                          Comcast Cable Communications

Opportunity for Value Creation


               Substantial EBITDA margin improvement opportunity


       [Overlap Chart representing Comcast Broadband and AT&T Broadband*

        EBITDA Margins by quarter:

                                1Q00    2Q00    3Q00    4Q00    1Q01
                                ----    ----    ----    ----    ----
        Comcast Broadband       42%     44%     45%     43%     41%

        AT&T Broadband          22%     24%     23%     20%     18%]



Note: margins include corporate overhead allocation.
* AT&T Broadband margins exclude restructuring and other charges
Source: Company Reports

Cost Savings and
     Synergy Opportunities

                         Potential margin improvement

Comcast margin(1)                                                     41%
AT&T Broadband margin(1)                                              18%
                                                                  -------
       Difference                                                     23%

AT&T 2001LQA Broadband revenues(2)                                x $10Bn
                                                                  -------
       Potential margin improvement                                $2.3Bn


(1) Margin figures are based on 1Q01 publicly available information and include corporate overhead allocation.

(2) Annualized 1Q01 AT&T Broadband revenues

Cost Savings and
     Synergy Opportunities

                         Sources of margin improvement

o    Core cable operating efficiencies

o    Productivity improvements

o    Corporate overhead reduction

o    Improved telephone economics

Cost Savings and
     Synergy Opportunities

                    Value from economies of scale and scope

o    Programming savings

o    Hardware procurement

o    Other savings


Targeted annual expense reduction:  $300 - $500MM
Targeted annual capex reduction:    $200 - $500MM

Cost Savings and
     Synergy Opportunities


o    Potential annual cost reductions and synergies: $2.6 to $2.8 billion

o    Targeted as near term and highly achievable:    $1.25 billion


                               [Graphic Omitted]


Economies of Scale and Scope*: $300-$500 Million

Margin Improvement: $2.3 Billion



*Excludes revenue enhancement and capex reduction

Pro Forma Cash Flow

                       Cash flow enhanced by cost savings
                           and synergy opportunities


             [Cluster chart detailing 2001E EBITDA* by corporation:

                        AT&T Broadband          $2.2 ($Bn)
                        Comcast                 $2.8 ($Bn)
                        NewCo                   $6.3 ($Bn) (including $1.3 Bn
                                                              in cost savings
                                                              & synergies)]


*Source: Wall Street estimates

Financial Powerhouse

                    NewCo to have investment grade profile

     Leverage                                         Credit Profile
($ in Billions)                                              Debt/01 EBITDA
-----------------------                      ------------------------------
Comcast           $11.2                      Without synergies         4.7x
Assumed debt       13.5                      $1.25Bn of synergies      3.8x
                  -----                      Target Rating Investment Grade
Pro forma debt    $24.7


               2002 leverage ratios would decline significantly


(1) Comcast debt based on 3/31/01 reported debt adjusted to exclude ZONES and to include impact of subsequent events.
(2) EBITDA multiples based on EBITDA forecasts from Wall Street estimates.

Accretive to Comcast Shareholders

            Transaction is EBITDA accretive to Comcast shareholders

($ millions)                             Year 1       Year 2             Year 3
-------------------------------------------------------------------------------

EBITDA accretion                    (4%) to (1%)  2.5% to 5%           6% to 9%
(dilution)/share(1),(2)

Synergy assumption                  $400 - $600  $700 - $900    $1,000 - $1,250


               Proposal represents 15x-16x 2002 estimated EBITDA
                  after taking into account Year 1 synergies


(1) EBITDA forecasts based on Wall Street consensus estimates
(2) Assumes $58Bn transaction pro forma for full year 2002 and the assumption of $13.5Bn of debt

Comcast: Proven Integration Success


o Comcast has grown revenues 13x since 1990, through integration of 11 significant acquisitions

o Nearly doubled cable subscribers from 4.5MM to 8.4MM through five major transactions in 24 months

o    Rapidly and significantly improved acquired systems

Comcast's Integration Success


                     Dramatic Improvement in 12-24 months

                                                         Jones
                          EW Scripps                   Intercable               Lenfest
                   1997     1999    Growth     1999     2000    Growth    1999     2000    Growth
-------------------------------------------------------------------------------------------------
Revenue (MM)      $ 309    $ 407      +32%    $ 537    $ 582       +8%   $ 515    $ 568      +10%

OCF (MM)          $ 134    $ 207      +54%    $ 198    $ 249      +25%   $ 199    $ 267      +34%

Margin              43%      51%    +8 pts      37%      43%    +6 pts     39%      47%    +8 pts

OCF/Subscriber    $ 168    $ 236      +40%    $ 181    $ 221      +22%   $ 152    $ 200      +32%

Comcast's Integration Success

                  Rapid improvement in operating performance
                     of systems recently acquired from AT&T


                               AT&T Broadband(1)

          Growth                   2000            2001E
     --------------------------------------------------------------
     Revenue (MM)                 $ 426            $ 461       + 8%

     OCF (MM)                     $ 113            $ 149       +32%

     OCF Margin                     26%              32%     +6 pts

     OCF/Subscriber               $ 148            $ 193       +30%


(1) Based on 765,000 subscribers acquired in swaps as of 12/31/00

Comcast's Superior
     Operating Track Record


                     Strong EBITDA margins maintained even
                    as lower margin systems are integrated


               [Chart showing that Comcast has maintained EBITDA
                margins in excess of 40% while its cable EBITDA has grown from $810 million in 1996 to $1.9 billion in 2000]

Building Value Through Content


     o Merger allows NewCo to capitalize on Comcast's fastest growing business segment

     o    New channels have fast track to profitability

          o    Platform of 22 million subscribers

          o Track record of significant growth in distribution, revenues and operating cash flow


[QVC Logo]               Tripled OCF in six years ($209MM in 1994 to $619MM in 2000)
[E! Logo]                40% subscriber growth in three years (46MM to 65MM)
[The Golf Channel Logo]  Grew revenues from $0 to $100MM in five years
[Comcast SportsNet Logo] Regional sports network covers nearly 50% of Comcast subscribers

Building Value Through Investments


                        Value                 Current
                      at initial             trading or
Investment            investment           realized value
------------------------------------------------------------

Sprint PCS             $ 680MM               $   2.7Bn

TCG - AT&T             $ 150MM               $   2.2Bn

Excite@Home            $  10MM               $   1.7Bn

Other                  $ 100MM               $   0.5Bn
                       -------               ---------

Total                  $ 940MM               $   7.1Bn

Comcast: Shareholder Value Creation


        [Chart showing that 1000 shares of Comcast purchased in 1972 IPO for $7 per share would have a value of $3.9 million as of July 6, 2000 representing a compound annual growth rate of 24% (compared to 12% for the S&P 500).]

Comcast: Outperforming the Market

        [Chart showing that since 1998 Comcast's stock price has appreciated nearly 168% compared to an approximately
         23% increase for the S&P 500 and a 46% decline in AT&T's stock price]

Comcast: Outperforming the Market

Comcast has outperformed cable industry peers, Nasdaq and S&P 500 for every period over past 10 years

                      1 Year   3 Years 5 Years  7 Years   10 Years

Comcast                 7%       26%     37%      26%      25%

Cable Composite(1)      0%       17%     35%      24%      20%

Nasdaq                (49%)       2%     12%      16%      16%

S&P 500               (18%)       1%     13%      15%      12%


(1) Consists of Cox, Cablevision, Adelphia and Charter
Source: FactSet

Creating the New Broadband Leader

What we would create:

o Leader in eight of the top 10 markets

o Presence in 18 of the top 20 markets

o 22 million basic subscribers

o Expanded platform to launch new products and build new programming assets


What Comcast delivers:

o Superior operating track record

o Proven integration success

o Significant synergy opportunities

o Industry leading returns to shareholders

  o 24% CAGR since IPO

Creating the New Broadband Leader

o One of the world's leading media companies

o Premier national distribution network

o Positioned to expand relationship with customers

o Compelling content opportunities

o Industry leading management team

o Financial strength and flexibility

o Expanded margins and multiples

Comcast and AT&T Broadband:
Creating the New Broadband Leader


July 9, 2001

   Note: The following notice is included to meet certain legal requirements:

         Subject to future developments, Comcast may file with the Commission
(i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's special meeting which is scheduled to take place in September 2001 and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to: Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

         Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.